CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	July 1, 2012	October 2, 2011

Current assets:
Cash and cash equivalents	$48,510	$82,025
Trade accounts receivable	302,378	191,594
Income taxes receivable	1,602	515
Inventories (note 5)	550,258	568,311
Prepaid expenses and deposits	15,108	10,827
Assets held for sale	12,800	13,142
Other current assets	11,710	9,228
Total current assets	942,366	875,642

Non-current assets:
Property, plant and equipment	564,203	550,324
Investment in joint venture	11,321	13,038
Intangible assets	267,432	261,653
Goodwill	141,933	141,933
Other assets	11,977	15,909
Total non-current assets	996,866	982,857

Total assets	$1,939,232	$1,858,499

Current liabilities:
Accounts payable and accrued liabilities	$253,013	$297,960
Total current liabilities	253,013	297,960

Non-current liabilities:
Long-term debt (note 11)	306,000	209,000
Deferred income taxes	1,863	11,977
Employee benefit obligations	22,561	20,246
Provisions	11,550	8,226
Total non-current liabilities	341,974	249,449

Total liabilities	594,987	547,409

Equity:
Share capital	104,510	100,436
Contributed surplus	16,700	16,526
Retained earnings	1,226,574	1,194,804
Accumulated other comprehensive loss	(3,539)	(676)
Total equity attributable to shareholders of the Company	1,344,245	1,311,090

Total liabilities and equity	$1,939,232	$1,858,499

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011
		(note 13)		(note 13)

Net sales	$600,239	$529,662	$1,386,601	$1,244,082
Cost of sales	456,751	381,819	1,150,671	905,909

Gross profit	143,488	147,843	235,930	338,173

Selling, general and administrative expenses	57,204	56,625	161,977	145,418
Restructuring and acquisition-related costs
(note 9)	3,647	8,203	5,515	12,577

Operating income	82,637	83,015	68,438	180,178

Financial expenses, net (note 10(b))	3,532	807	8,465	4,113
Equity (earnings) loss in investment in
joint venture	205	(891)	208	(306)

Earnings before income taxes	78,900	83,099	59,765	176,371

Income tax expense (recovery)	258	(4,997)	317	(9,328)

Net earnings	78,642	88,096	59,448	185,699

Other comprehensive income (loss), net of
related income taxes (note 7):
Cash flow hedges	(1,553)	1,371	(2,863)	1,364
Actuarial loss on employee benefit
obligations	-	(166)	-	(166)
	(1,553)	1,205	(2,863)	1,198

Comprehensive income	$77,089	$89,301	$56,585	$186,897

Earnings per share:
Basic EPS (note 6)	$0.65	$0.72	$0.49	$1.53
Diluted EPS (note 6)	$0.64	$0.72	$0.49	$1.52

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended July 1, 2012 and July 3, 2011
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, October 2, 2011	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation related to
stock options and Treasury restricted
share units	-	-	3,440	-	-	3,440
Shares issued under employee share
purchase plan	21	517	-	-	-	517
Shares issued pursuant to exercise of
stock options	34	278	(30)	-	-	248
Shares issued pursuant to vesting of
restricted share units	182	4,957	(4,957)	-	-	-
Share repurchases	(70)	(1,678)	1,534	-	-	(144)
Dividends declared	-	-	187	-	(27,678)	(27,491)
Transactions with shareholders of the
Company recognized directly in equity	167	4,074	174	-	(27,678)	(23,430)

Cash flow hedges	-	-	-	(2,863)	-	(2,863)
Net earnings	-	-	-	-	59,448	59,448
Total comprehensive income for the
period	-	-	-	(2,863)	59,448	56,585

Balance, July 1, 2012	121,498	$104,510	$16,700	$(3,539)	$1,226,574	$1,344,245

Balance, October 4, 2010	121,352	$97,036	$10,091	$(1,710)	$1,002,487	$1,107,904

Share-based compensation related to
stock options and Treasury restricted
share units	-	-	3,422	-	-	3,422
Shares issued under employee share
purchase plan	17	488	-	-	-	488
Shares issued pursuant to exercise of
stock options	354	3,343	(140)	-	-	3,203
Shares issued pursuant to vesting of
Treasury restricted share units	21	495	(495)	-	-	-
Shares issued as consideration for costs
incurred in a business acquisition	30	1,068	-	-	-	1,068
Dividends declared	-	-	123	-	(18,465)	(18,342)
Transactions with shareholders of the
Company recognized directly in equity	422	5,394	2,910	-	(18,465)	(10,161)

Cash flow hedges	-	-	-	1,364	-	1,364
Actuarial loss on employee benefit
obligations	-	-	-	-	(166)	(166)
Net earnings	-	-	-	-	185,699	185,699
Total comprehensive income for the
period	-	-	-	1,364	185,533	186,897

Balance, July 3, 2011 (note 13)	121,774	$102,430	$13,001	$(346)	$1,169,555	$1,284,640

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011
		(note 13)		(note 13)
Cash flows from (used in) operating activities:
Net earnings	$78,642	$88,096	$59,448	$185,699
Adjustments to reconcile net earnings to cash
flows from (used in) operating activities (note 8 (a))	24,470	368	68,456	39,258
	103,112	88,464	127,904	224,957
Changes in non-cash working capital balances:
Trade accounts receivable	(34,117)	(54,219)	(80,698)	(100,091)
Income taxes receivable	1,955	3,504	681	651
Inventories	76,198	(23,035)	77,009	(125,611)
Prepaid expenses and deposits	(4,876)	(2,975)	(2,485)	(2,079)
Other current assets	(2,446)	1,083	(3,753)	172
Accounts payable and accrued liabilities	18,490	28,159	(69,729)	53,832
Net cash flows from operating activities	158,316	40,981	48,929	51,831

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving
long-term credit facility	(27,000)	252,000	97,000	252,000
Dividends paid	(9,097)	(9,148)	(27,491)	(18,342)
Repayment of other long-term debt	-	-	-	(17,233)
Proceeds from the issuance of shares	361	2,023	765	3,691
Repurchase of shares	(1,678)	-	(1,678)	-
Net cash flows from (used in) financing activities	(37,414)	244,875	68,596	220,116

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(15,293)	(31,223)	(59,548)	(107,186)
Purchase of intangible assets	(782)	(1,233)	(5,150)	(3,000)
Business acquisitions	(87,373)	(345,224)	(87,373)	(345,224)
Proceeds on disposal of corporate asset	-	-	-	13,226
Proceeds on disposal of assets held for sale	124	7	378	468
Dividend received from investment in joint venture	-	-	1,509	-
Net cash flows used in investing activities	(103,324)	(377,673)	(150,184)	(441,716)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	(577)	(99)	(856)	288
Net increase (decrease) in cash and cash equivalents during
the period	17,001	(91,916)	(33,515)	(169,481)
Cash and cash equivalents, beginning of period	31,509	173,278	82,025	250,843
Cash and cash equivalents, end of period	$48,510	$81,362	$48,510	$81,362

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$2,356	$1,137	$6,130	$1,972
Income taxes	(41)	321	2,378	5,248

Supplemental disclosure of cash flow information (note 8)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended July 1, 2012
Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s third quarter of fiscal 2012 as at and for the three and nine months ended July 1, 2012 and comprise the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34“) and IFRS 1, First-time Adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements, as those disclosed in note 3 of its unaudited condensed interim consolidated financial statements for the quarter ended January 1, 2012.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2011 annual consolidated financial statements and the Company’s condensed interim consolidated financial statements for the quarter ended January 1, 2012, with consideration given to the IFRS transition disclosures included in note 13 to these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 1, 2012.

(b)	Basis of measurement:
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following items in the condensed interim consolidated statements of financial position:
•	Derivative financial instruments which are measured at fair value;
•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;
•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligation;
•	Provision for decommissioning and site restoration costs which is measured at the present value of the expenditures expected to be required to settle the obligation;
•	Contingent consideration in connection with a business combination which is measured at fair value; and
•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

The functional and presentation currency of the Company is the U.S. dollar.

(c)	Seasonality of the business:
The Company’s revenues and net earnings are subject to seasonal variations. Historically, net sales have been lowest in the first quarter and highest in the third quarter of the Company’s fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for the majority of the Company’s consolidated net sales.

QUARTERLY REPORT – Q3 2012 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, are not yet effective for the year ending September 30, 2012, and have not been applied in preparing these condensed interim consolidated financial statements. These include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part only covers classification and measurement of financial assets and financial liabilities, with impairment of financial assets and hedge accounting being addressed in the other two parts.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. IFRS 9 will be effective for the Company’s fiscal year beginning on October 5, 2015, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Joint Arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Disclosure of Interests in Other Entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Financial statement presentation
In June 2011, the IASB amended IAS 1, Presentation of Financial Statements. The principal change resulting from the amendments to IAS 1 is a requirement to group together items within other comprehensive income that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in other comprehensive income and net income should be presented as either a single statement or two consecutive statements. The amendment to IAS 1 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The adoption of the amended standard will have no impact on the consolidated financial statements of the Company.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendment to IAS 19 will be effective for the Company’s fiscal years beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

4. BUSINESS ACQUISITION:

On May 9, 2012, the Company acquired 100% of the common shares of Anvil Holdings, Inc. (“Anvil”) for an aggregate cash consideration of $87.4 million, net of cash acquired. Anvil is a supplier of high-quality basic T-shirts and sport shirts. The acquisition of Anvil further enhances the Company’s leadership position in the U.S. printwear market, and also positions the Company with potential growth opportunities as a supply chain partner to leading consumer brands with rigorous criteria for product quality and social responsibility. The acquisition is also expected to generate cost savings from integration synergies. The Company financed the acquisition by the utilization of its revolving long-term credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of Anvil have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price on a preliminary basis to the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time. Since the Company is still in the process of finalizing the valuation of assets acquired and liabilities assumed at the acquisition date, the allocation of the purchase price, including the amount of the purchase gain on business acquisition, is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2012.

QUARTERLY REPORT – Q3 2012 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

The following table summarizes the provisional fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$30,968
Income taxes receivable	1,767
Inventories	55,647
Prepaid expenses and deposits	1,796
Other current assets	501
Property, plant and equipment	14,100
Intangible assets (i)	13,100
Deferred income taxes	7,374
Other assets	1,714
126,967

Liabilities assumed:
Accounts payable and accrued liabilities	(26,276)
Employee benefit obligations	(1,451)
Provisions	(3,000)
(30,727)

Net identifiable assets acquired	96,240
Purchase gain on business acquisition	(8,867)
Purchase price (excluding cash acquired of $627)	$87,373

The excess of the estimated fair value of the net assets acquired over the purchase price represents a purchase gain on business acquisition of approximately $8.9 million. Excluded from the purchase gain are $1.2 million of acquisition-related transaction costs and $10.7 million of charges relating to a restructuring plan pursuant to the acquisition of Anvil. These charges were identified during the acquisition process, but were not recognized as liabilities in the purchase price allocation in accordance with IFRS. The purchase gain in connection with this acquisition is not taxable. The purchase gain, acquisition-related transaction costs and charges relating to the restructuring plan have been included in “restructuring and acquisition-related costs” in the interim consolidated statements of earnings and comprehensive income.

The consolidated results of the Company for the three months and nine months ended July 1, 2012 include net sales of $35.5 million and a net loss of $2.6 million relating to Anvil’s results of operation since the date of acquisition, excluding the purchase gain on business acquisition of $8.9 million. Anvil’s net earnings before the after-tax impact of restructuring and acquisition-related costs since the date of acquisition to July 1, 2012 amounted to $4.1 million.

If the acquisition of Anvil is accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the nine months ended July 1, 2012 would have been $1,519.8 million and $54.7 million, respectively. These pro forma figures have been estimated based on the results of Anvil’s operations prior to being purchased by the Company, adjusted to reflect the preliminary fair value adjustments, which arose on the date of acquisition, as if the acquisition occurred on October 3, 2011, and should not be viewed as indicative of the Company’s future results.

QUARTERLY REPORT – Q3 2012 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

(i)	The estimated fair value of intangible assets of $13.1 million consists of the following:

Trademarks	$8,100
Customer relationships	5,000
$13,100

The customer relationships are being amortized on a straight line basis over their estimated useful lives, being approximately seven years. The trademarks are not being amortized as they are considered to be indefinite life intangible assets.

5. INVENTORIES:

Inventories are comprised of the following:

	July 1, 2012	October 2, 2011

Raw materials and spare parts inventories	$65,102	$66,914
Work in process	40,816	31,710
Finished goods	444,340	469,687
	$550,258	$568,311

6. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,527	121,649	121,493	121,519
Basic EPS	$0.65	$0.72	$0.49	$1.53

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,527	121,649	121,493	121,519
Plus dilutive impact of stock options and Treasury RSUs	520	857	495	803
Diluted weighted average number of common shares
outstanding	122,047	122,506	121,988	122,322
Diluted EPS	$0.64	$0.72	$0.49	$1.52

Excluded from the above calculation for the three months ended July 1, 2012 are 430,098 (2011 – 156,074) stock options and 62,000 (2011 – nil) treasury restricted share units (“Treasury RSUs”) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended July 1, 2012 are 839,809 (2011 – 156,074) stock options and 62,000 (2011 – nil) Treasury RSUs which were deemed to be anti-dilutive.

QUARTERLY REPORT – Q3 2012 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive income (loss) was comprised of the following:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Net loss on derivatives designated as cash flow hedges	$(556)	$(1,209)	$(1,572)	$(3,698)
Income taxes	6	12	16	37

Amounts reclassified from other comprehensive income to net
earnings, and included in:
Net sales	(593)	2,612	(1,828)	4,190
Selling, general and administrative expenses	(195)	(278)	(401)	(789)
Financial expenses, net	(230)	259	895	1,674
Income taxes	15	(25)	27	(50)
Cash flow hedges	(1,553)	1,371	(2,863)	1,364

Actuarial loss on employee benefit obligations	-	(166)	-	(166)
	$(1,553)	$1,205	$(2,863)	$1,198

8. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Depreciation and amortization (note 10)	$27,497	$21,109	$71,972	$56,287
Variation of depreciation included in inventories (note 10)	2,461	123	(3,309)	(2,040)
Purchase gain on business acquisition (note 4)	(8,867)	-	(8,867)	-
Gain on re-measurement of contingent
consideration in connection with a business
acquisition	-	-	(379)	-
Restructuring charges related to assets held for sale
and property, plant and equipment	(84)	(177)	(77)	459
Loss on disposal of property, plant and equipment	292	1,395	586	1,903
Loss on disposal of corporate asset	-	-	-	3,693
Share-based compensation costs	1,010	1,093	3,440	3,422
Deferred income taxes	(1,640)	(9,066)	(2,740)	(15,617)
Equity (earnings) loss in investment in joint venture	205	(892)	208	(307)
Unrealized net loss on foreign exchange and financial
derivatives not designated as cash flow hedges	877	146	518	1,608
Adjustments for the termination of financial derivatives
included in other comprehensive income	-	(307)	-	256
Other assets	1,680	(4,346)	5,646	(2,517)
Provisions	160	-	324	-
Employee benefit obligations	879	(8,710)	1,134	(7,889)
	$24,470	$368	$68,456	$39,258

QUARTERLY REPORT – Q3 2012 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b)	Non-cash transactions:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Variation in non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$3,143	$(58)	$277	$1,968
Proceeds on disposal of property, plant and
equipment in other assets	-	-	-	427

Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	$64	$68	$187	$123
Non-cash ascribed value credited to share capital
for shares issued pursuant to vesting of RSUs and
exercise of stock options	731	571	4,987	635
Shares issued as consideration for lease termination
costs incurred as part of the acquisition of
Gold Toe Moretz	-	1,068	-	1,068

(c)	Cash and cash equivalents consist of:

	July 1, 2012	October 2, 2011

Cash balances with banks	$46,848	$80,474
Short-term investments, bearing interest at rates of primarily 1.05%	1,662	1,551
	$48,510	$82,025

QUARTERLY REPORT – Q3 2012 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

(Gain) charges related to assets held for sale and
property, plant and equipment	$(84)	$(177)	$(77)	$459
Employee termination costs and other benefits	2,984	208	4,342	2,765
Exit, relocation and other costs	8,820	900	9,251	2,081
Re-measurement of contingent consideration in
connection with a business acquisition	-	-	(379)	-
Purchase gain on business acquisition (note 4)	(8,867)	-	(8,867)	-
Acquisition-related transaction costs	794	7,272	1,245	7,272
	$3,647	$8,203	$5,515	$12,577

Restructuring and acquisition-related costs for the nine months ended July 1, 2012 include a net amount of $3.0 million pursuant to the acquisition of Anvil, including $1.2 million of acquisition-related transaction costs, and $10.7 million of obligations arising from certain exit and integration activities relating to a restructuring plan that was initiated immediately following the acquisition, net of a purchase gain on business acquisition of $8.9 million as described in note 4. Restructuring and acquisition-related costs for the nine months ended July 3, 2011 include $7.7 million relating to the acquisition of Gold Toe Moretz, including $7.3 million of acquisition-related transaction costs and $0.4 million of lease exit costs, and approximately $4.5 million related to the consolidation of the Company’s retail distribution centres to Charleston, South Carolina, and the closure of its U.S. sock knitting operations in Fort Payne, Alabama.

10. OTHER INFORMATION:

(a)	Depreciation and amortization:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Depreciation and amortization of property, plant and
equipment and intangible assets	$27,497	$21,109	$71,972	$56,287
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	2,461	123	(3,309)	(2,040)
Depreciation and amortization included in net earnings	$29,958	$21,232	$68,663	$54,247

Consists of:
Depreciation of property, plant and equipment	$25,889	$16,803	$56,192	$45,400
Amortization of intangible assets:
Amortization of intangible assets (excluding
software)	3,713	3,240	11,139	4,990
Amortization of software	356	1,189	1,332	3,857
Depreciation and amortization included in net earnings	$29,958	$21,232	$68,663	$54,247

Depreciation and amortization expense for the three months and nine months ended July 1, 2012 includes a charge of $3.9 million related to the retirement, before the end of the previously estimated useful lives, of certain machinery and equipment at the Company’s Rio Nance 1 textile facility in Honduras.

QUARTERLY REPORT – Q3 2012 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER INFORMATION (continued):

(b)	Financial expenses, net:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Interest expense	$2,345	$1,048	$5,907	$1,608
Bank and other financial charges	1,074	584	2,693	1,406
Foreign exchange (gain) loss	113	(825)	(135)	(412)
Derivative loss on financial instruments not designated
for hedge accounting	-	-	-	1,511
	$3,532	$807	$8,465	$4,113

11. LONG-TERM DEBT:

During fiscal 2011, the Company increased its unsecured revolving long-term credit facility from $400 million to $800 million. The amended facility has a maturity date of June 2016. Amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points depending upon the Company’s level of debt leverage. As at July 1, 2012, $306.0 million (October 2, 2011 - $209.0 million) was drawn under the facility bearing an effective interest rate for the nine months ended July 1, 2012 of 2.20%, including the impact of interest rate swaps. In addition, an amount of $3.9 million (October 2, 2011 - $5.8 million) has been committed against this facility to cover various letters of credit. The revolving long-term credit facility requires the Company to comply with certain covenants including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the credit agreement provides that this limit may be exceeded in the short term under certain circumstances. EBITDA is defined under the facility as net earnings before interest, income taxes, depreciation and amortization, with adjustments for certain non-recurring items.

Following the acquisition of Anvil, as described in note 4 to these condensed interim consolidated financial statements, the trailing twelve months net debt to EBITDA ratio covenant has been increased from 3.0:1 to 3.5:1 for the balance of the Company’s 2012 fiscal year. In addition, the Company is permitted to include the historical EBITDA of Anvil in the calculation of EBITDA for the trailing twelve months. Based on EBITDA for the trailing twelve months ended July 1, 2012, the borrowing limit under the revolving long-term credit facility as at July 1, 2012 was approximately $725 million.

QUARTERLY REPORT – Q3 2012 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SEGMENT INFORMATION:

During the first quarter of fiscal 2012, the Company began managing and reporting its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The Company previously managed and reported its operations under one reportable business segment, being high-volume, basic, frequently replenished, non-fashion apparel. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Barbados, designs, manufactures, sources, and distributes globally undecorated activewear products primarily to wholesale distributors and decorators in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes socks, underwear and activewear products primarily to U.S. retailers.

Following the acquisition of Anvil as described in note 4, the Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of activewear products for leading consumer brands including, major sportswear and family entertainment companies.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets. The accounting policies of the segments are the same as those described in note 3 of the Company’s condensed interim consolidated financial statements for the quarter ended January 1, 2012.

The segment disclosures below include comparative financial information for the three and nine months ended July 3, 2011, which have been presented on the same reportable segment basis as fiscal 2012.

Segmented net sales and segment operating income:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Segmented net sales:
Printwear	$449,295	$403,581	$957,407	$977,145
Branded Apparel	150,944	126,081	429,194	266,937
Total net sales	$600,239	$529,662	$1,386,601	$1,244,082

Segment operating income (loss):
Printwear	$89,469	$109,850	$108,728	$261,846
Branded Apparel	14,183	2,103	17,738	(10,474)
Total segment operating income	$103,652	$111,953	$126,466	$251,372

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$103,652	$111,953	$126,466	$251,372
Amortization of intangible assets, excluding
software	(3,713)	(3,240)	(11,139)	(4,990)
Corporate expenses	(13,655)	(17,495)	(41,374)	(53,627)
Restructuring and acquisition-related costs	(3,647)	(8,203)	(5,515)	(12,577)
Financial expenses, net	(3,532)	(807)	(8,465)	(4,113)
Equity earnings (loss) in investment in joint venture	(205)	891	(208)	306
Earnings before income taxes	$78,900	$83,099	$59,765	$176,371

QUARTERLY REPORT – Q3 2012 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS:

Prior to October 2, 2011, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. For periods beginning after October 2, 2011, the Company has adopted IFRS for the preparation of its consolidated financial statements. This note provides a reconciliation, with explanatory notes, of the adjustments made by the Company in recasting the following financial information previously prepared in accordance with Canadian GAAP:

•	Condensed interim consolidated statement of financial position as at July 3, 2011; and

•	Condensed interim consolidated statements of earnings and comprehensive income for the three months and nine months ended July 3, 2011.

The financial information provided in this note is to allow investors and others to obtain a better understanding of the effects of the changeover to IFRS on the Company’s financial position and financial performance. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions, and may require retrospective application of new IFRS standards or cause the Company to select different accounting policies. Final decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of financial position and equity at July 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note
Current assets:
Cash and cash equivalents	$88,993	$(7,631)	$-		$81,362
Trade accounts receivable	275,607	-	-		275,607
Inventories	519,716	(4,998)	-		514,718
Prepaid expenses and deposits	12,491	(154)	-		12,337
Assets held for sale	-	-	14,912	3	14,912
Deferred income taxes	16,033	-	(16,033)	4	-
Other current assets	8,092	(583)	-		7,509
Total current assets	920,932	(13,366)	(1,121)		906,445

Property, plant and equipment	533,600	(16,206)	4,598	5	518,847
			(3,145)	6

Investment in joint venture	-	12,840	-		12,840
Assets held for sale	14,912	-	(14,912)	3	-
Intangible assets	259,171	-	5,262	7	264,433
Goodwill	150,288	-	(5,815)	9	136,982
			3,345	9
			(5,839)	12
			(4,997)	13

Other assets	14,383	4,371	(1,029)	8	17,725

Total assets	$1,893,286	$(12,361)	$(23,653)		$1,857,272

Current liabilities:
Accounts payable and accrued liabilities	$299,367	$(2,305)	$5,310	9	$273,082
			(13,882)	10
			(15,408)	14
Income taxes payable	5,504	-	-		5,504
Total current liabilities	304,871	(2,305)	(23,980)		278,586

Long-term debt	252,000	-	-		252,000
Deferred income taxes	28,049	-	(16,033)	4	12,474
			(358)	6
			1,895	7
			(1,952)	8
			(1,965)	9
			2,935	13
			(97)	14

Employee benefit obligations	-	-	13,882	10	21,621
			(7,932)	13
			15,671	14
Provisions	-	-	7,951	5	7,951
Non-controlling interest in consolidated joint venture	11,364	(11,364)	-		-
Total liabilities	596,284	(13,669)	(9,983)		572,632

Equity
Share capital	102,430	-	-		102,430
Contributed surplus	13,001	-	-		13,001
Retained earnings	1,155,669	1,308	(6,152)		1,169,555
			(7,518)
			26,248	11

Accumulated other comprehensive income	25,902	-	(26,248)	11	(346)
Total equity attributable to
shareholders of the Company	1,297,002	1,308	(13,670)		1,284,640

Total liabilities and equity	$1,893,286	$(12,361)	$(23,653)		$1,857,272

QUARTERLY REPORT – Q3 2012 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the three months ended July 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note

Net sales	$529,777	$(115)	$-		$529,662
Cost of sales	379,957	1,562	70	5	381,819
			230	6

Gross profit	149,820	(1,677)	(300)		147,843

Selling, general and administrative expenses	56,485	-	76	7	56,625
			64	6

Restructuring and acquisition-related costs	537	-	7,666	12	8,203

Operating income	92,798	(1,677)	(8,106)		83,015

Financial expenses, net	807	-	-		807
Non-controlling interest in consolidated
joint venture	891	(891)	-		-
Equity (earnings) loss in investment in joint venture	-	(891)	-		(891)

Earnings before income taxes	91,100	105	(8,106)		83,099

Income tax expense (recovery)	(2,982)	-	(146)	8	(4,997)
			(15)	6
			(27)	7
			(1,827)	12

Net earnings	94,082	105	(6,091)		88,096

Other comprehensive income, net of related
income taxes	1,371	-	(166)	14	1,205

Comprehensive income	$95,453	$105	$(6,257)		$89,301

Earnings per share:
Basic EPS	$0.77				$0.72
Basic weighted average number of shares
outstanding	121,649				121,649

Diluted EPS	$0.77				$0.72
Diluted weighted average number of shares
outstanding	122,506				122,506

QUARTERLY REPORT – Q3 2012 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the nine months ended July 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note

Net sales	$1,244,286	$(204)	$-		$1,244,082
Cost of sales	904,989	88	210	5	905,909
			622	6

Gross profit	339,297	(292)	(832)		338,173

Selling, general and administrative expenses	145,841	-	228	7	145,418
			(820)	2
			169	6

Restructuring and acquisition-related costs	4,911	-	7,666	12	12,577

Operating income	188,545	(292)	(8,075)		180,178

Financial expenses, net	3,660	5	448	2	4,113
Non-controlling interest in consolidated
joint venture	306	(306)	-		-
Equity (earnings) loss in investment in joint venture	-	(306)	-		(306)

Earnings before income taxes	184,579	315	(8,523)		176,371

Income tax expense (recovery)	(6,791)	-	(586)	8	(9,328)
			(43)	6
			(81)	7
			(1,827)	12

Net earnings	191,370	315	(5,986)		185,699

Other comprehensive income, net of related
income taxes	1,364	-	(166)	14	1,198

Comprehensive income	$192,734	$315	$(6,152)		$186,897

Earnings per share:
Basic EPS	$1.57				$1.53
Basic weighted average number of shares
outstanding	121,519				121,519

Diluted EPS	$1.56				$1.52
Diluted weighted average number of shares
outstanding	122,322				122,322

QUARTERLY REPORT – Q3 2012 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS:

1) Investment in joint venture

Under Canadian GAAP, the Company consolidated the accounts of its yarn-spinning joint venture CanAm Yarns LLC (“CanAm”). Under IFRS, CanAm is considered a jointly controlled entity over which the Company has joint control. Consequently, the Company no longer consolidates CanAm and accounts for the investment using the equity method as at October 4, 2010, which is the opening IFRS balance sheet date.

Impact on consolidated statement of financial position: Under IFRS, the Company’s net investment in CanAm is presented as a long-term asset on one line in the consolidated statement of financial position, for an amount equal to the Company’s initial investment and its cumulative share of undistributed earnings.

July 3, 2011

Increase in investment in joint venture	$12,840
Decrease in assets (excluding investment in joint venture)	(25,201)
Decrease in total liabilities and equity	(12,361)

Impact on consolidated statements of earnings and comprehensive income: Consolidated net earnings and comprehensive income are not significantly affected by this change. Non-material adjustments to certain components of net earnings have been made, as the Company’s share of CanAm’s net earnings are presented in a separate caption in the statement of earnings appearing below the gross profit subtotal, as opposed to presenting the Company’s share of the results of CanAm on each line of the statement of earnings and comprehensive income.

2) Corporate aircraft lease

A previous lease of a corporate aircraft, which was accounted for as an operating lease under Canadian GAAP, met the criteria for a finance lease under IFRS at the transition date primarily due to the fact that the Company had given notice to the lessor in fiscal 2010 to exercise an early purchase option. Accordingly, this lease was recognized as a finance lease on the opening IFRS consolidated statement of financial position as at October 4, 2010.

Impact on consolidated statement of financial position: The impact of reclassifying the corporate aircraft lease, previously classified as an operating lease, resulted in an increase in property, plant and equipment, an increase in current liabilities, and a decrease to prepaid expenses and deposits on the opening IFRS consolidated statement of financial position as at October 4, 2010. There was no impact on the consolidated statement of financial position for the reclassification of the corporate aircraft lease as at July 3, 2011, as the Company purchased the corporate aircraft during the second quarter of fiscal 2011 and immediately sold it to an external, unrelated party.

Impact on consolidated statements of earnings and comprehensive income: The impact of the difference in lease classification was a decrease in selling, general and administrative expenses (“SG&A”) due to the reversal of rent expense, partially offset by the depreciation incurred on the asset that was reclassified as a finance lease. Conversely, financial expenses increased due to the interest accretion on the debt related to the finance lease.

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Decrease in SG&A	$-	$(820)
Increase in financial expenses	-	448
Increase in comprehensive income	-	372

During the second quarter of fiscal 2011, the Company entered into a new lease for a corporate aircraft which was being accounted for as an operating lease under Canadian GAAP and which is also being accounted for as an operating lease under IFRS.

QUARTERLY REPORT – Q3 2012 P.43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

3) Assets held for sale

Under Canadian GAAP, assets held for sale were classified as non-current assets. Under IFRS, assets held for sale are classified as current assets.

Impact on consolidated statement of financial position: This difference has resulted in an adjustment of $14.9 million as at July 3, 2011 to reclassify assets held for sale from non-current to current assets.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

4) Classification of deferred income taxes

Under IFRS, deferred income tax assets and deferred income tax liabilities are offset if the taxable entity has a legally enforceable right to offset current income tax liabilities and current income tax assets, and the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Impact on consolidated statement of financial position: The Company recorded an adjustment to offset deferred income tax assets of $16.0 million against deferred income tax liabilities as at July 3, 2011.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

5) Decommissioning and site restoration costs

Under Canadian GAAP, asset retirement obligations, which are referred to as liabilities for decommissioning and site restoration costs under IFRS, were not required to be recognized when the timing and/or method of settlement was conditional on a future event, the entity had several options to settle the obligation, and the obligation had an indeterminate settlement date. Under IFRS, when the method and timing of the future settlement of an existing obligation are uncertain, an entity should determine a range of possible outcomes and methods of settlement and make an estimate of the future obligation. Under Canadian GAAP, the Company did not recognize any liability and corresponding asset for the estimated future costs of decommissioning and site restoration for certain assets located at its textile and sock facilities since the criteria for recognition had not been met. However, it was determined that an obligation exists under IFRS. The Company has elected to use an optional exemption that allows the use of a simplified approach to calculate the IFRS adjustment for the depreciated cost of the property, plant and equipment at the transition date relating to the decommissioning and site restoration liability, as opposed to recalculating the asset value since its inception date as would otherwise be required under IFRS.

Impact on consolidated statement of financial position: The estimate of the present value of future decommissioning and site restoration costs for certain assets at the Company’s manufacturing locations resulted in the recognition of a site restoration liability classified as a non-current liability, an increase to property, plant and equipment, and a reduction to equity to reflect the accumulated depreciation for the property, plant and equipment since inception.

July 3, 2011

Increase in property, plant and equipment	$4,598
Increase in provisions	7,951
Decrease in equity	(3,353)

QUARTERLY REPORT – Q3 2012 P.44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

5) Decommissioning and site restoration costs (continued)

Impact on consolidated statements of earnings and comprehensive income: The increase in property, plant and equipment has resulted in an increase in depreciation expense, which is reported in cost of sales.

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Increase in cost of sales	$70	$210
Decrease in comprehensive income	(70)	(210)

6) Components of property, plant and equipment

Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts was allocated to the component parts only when practicable and when estimates could have been made of the lives of the separate components. Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately, each with its own useful life, resulting in depreciation expense which may differ from depreciation expense under Canadian GAAP.

Impact on consolidated statement of financial position: The impact of the identification of significant components of certain buildings resulted in a reduction to property, plant and equipment, primarily due to lower useful lives assigned to certain components.

July 3, 2011

Decrease in property, plant and equipment	$(3,145)
Decrease in deferred income tax liabilities	(358)
Decrease in equity	(2,787)

Impact on consolidated statements of earnings and comprehensive income: The impact of the lower useful lives of the components of certain buildings resulted in an increase in depreciation expense resulting in an increase in cost of sales and SG&A expenses.

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Increase in cost of sales	$230	$622
Increase in SG&A	64	169
Income taxes	(15)	(43)
Decrease in comprehensive income	(279)	(748)

7) Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period

Under Canadian GAAP, additional deferred income tax assets of an acquired company that were not initially recognized within the measurement period, but were recognized subsequent to the measurement period were recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment was recognized in net earnings. Under IFRS, additional deferred tax assets of an acquired company that are recognized after the measurement period do not result in a reduction of intangible assets, and are instead recognized in net earnings. Under Canadian GAAP, the Company had recorded the recognition of a deferred income tax asset subsequent to the measurement period, in connection with a business combination which occurred prior to the IFRS transition date, as a reduction of intangible assets.

QUARTERLY REPORT – Q3 2012 P.45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

7) Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period (continued)

Impact on consolidated statement of financial position: This difference has resulted in an increase to intangible assets, to reverse the reduction of intangible assets described above.

July 3, 2011

Increase in intangible assets	$5,262
Increase in deferred income tax liabilities	1,895
Increase in equity	3,367

Impact on consolidated statements of earnings and comprehensive income: The increase in intangible assets has resulted in an increase in amortization expense, which is reported in SG&A.

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Increase in SG&A	$76	$228
Income taxes	(27)	(81)
Decrease in comprehensive income	(49)	(147)

8) Income taxes - Assets transferred between entities within the consolidated group

Under Canadian GAAP, deferred income tax assets and liabilities were not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity was recorded on the statement of financial position as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), measured at the buying entity’s tax rate.

Impact on consolidated statement of financial position: This difference has resulted in the reversal of a non-tax asset which was included in other assets, and the recognition of deferred income tax assets. The adjustment to increase deferred income tax assets reflects the tax effect of temporary differences for certain inventories which have been transferred between entities within the consolidated group, using the buying entity’s tax rate.

July 3, 2011

Decrease in other assets	$(1,029)
Decrease in deferred income tax liabilities	(1,952)
Increase in equity	923

Impact on consolidated statements of earnings and comprehensive income: This difference has resulted in a decrease in income taxes with a corresponding increase in net earnings and comprehensive income.

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Income taxes	$(146)	$(586)
Increase in comprehensive income	146	586

QUARTERLY REPORT – Q3 2012 P.46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

9) Business combinations - Contingent consideration

Under Canadian GAAP, contingent consideration was recognized at the date of acquisition of a business when the amount could have been reasonably estimated and the outcome was determinable beyond a reasonable doubt. Otherwise, contingent consideration was recognized when resolved as an additional cost of the purchase (which usually resulted in such costs being added to goodwill). Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability, and the impact of changes in the subsequent re-measurement of contingent consideration is generally recorded in net earnings.

Impact on consolidated statement of financial position: At October 4, 2010, an adjustment was recorded to recognize a liability of $5.8 million at the transition date with a corresponding decrease to retained earnings, with respect to contingent consideration which was part of a business combination that occurred prior to the IFRS transition date and which was recognized under Canadian GAAP after the transition date. This adjustment was charged to retained earnings under IFRS rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill in this case. During the second quarter of fiscal 2011, the contingent consideration was resolved for an amount of $5.8 million which was recorded as an increase to goodwill under Canadian GAAP. As a result, an adjustment was required to reduce goodwill by $5.8 million as at July 3, 2011 since IFRS does not permit adjustments to goodwill in this case.

July 3, 2011

Decrease in goodwill	$(5,815)
Decrease in equity	(5,815)

During the third quarter of fiscal 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz for an aggregate purchase price of $347.7 million, net of cash acquired, including contingent consideration of approximately $5.3 million. The contingent consideration was not recognized under Canadian GAAP, but must be recognized under IFRS, resulting in an adjustment to increase accounts payable and accrued liabilities to recognize the estimated fair value of the contingent consideration at the date of acquisition, with a corresponding increase to goodwill of approximately $3.3 million, net of deferred income taxes.

July 3, 2011

Increase in goodwill	$3,345
Increase in accounts payable and accrued liabilities	5,310
Decrease in deferred income tax liabilities	(1,965)

Impact on consolidated statements of earnings and comprehensive income: The re-measurement of the contingent consideration mentioned above relating to the Gold Toe Moretz acquisition did not have an impact on net earnings and comprehensive income for the third quarter of fiscal 2011.

10) Classification of statutory severance and other post-employment benefit obligations

Impact on consolidated statement of financial position: An adjustment has been recorded to reclassify statutory severance and other post-employment benefit obligations of $13.9 million as at July 3, 2011 from accounts payable and accrued liabilities to non-current employee benefit obligations.

Impact on consolidated statements of earnings and comprehensive income:  There is no impact on net earnings and comprehensive income.

QUARTERLY REPORT – Q3 2012 P.47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

11) Foreign exchange cumulative translation differences

Impact on consolidated statement of financial position: The Company has elected to use an exemption which permits the balance of any cumulative translation adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the Company eliminated its CTA balance of $26.2 million as at October 4, 2010 which was included in accumulated other comprehensive income through an adjustment to retained earnings.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

12) Business combinations – Restructuring and acquisition-related costs

Under IFRS, transaction costs and restructuring costs are generally charged to earnings as incurred. Under Canadian GAAP, transaction costs and certain anticipated post-acquisition restructuring and integration costs incurred in connection with the acquisition of Gold Toe Moretz in fiscal 2011 were included in the cost of the purchase (which resulted in such costs being added to goodwill, net of income taxes).

Impact on consolidated statement of financial position and consolidated statements of earnings and comprehensive income: An adjustment of $7.7 million was recorded as a charge to restructuring and acquisition-related costs in the third quarter of fiscal 2011 with a $5.8 million reduction to goodwill and a decrease in income taxes of $1.8 million, regarding acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz in the third quarter of fiscal 2011.

July 3, 2011

Decrease in goodwill	$(5,839)
Decrease in equity	(5,839)

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Increase in restructuring and acquisition-related costs	$7,666	$7,666
Income taxes	(1,827)	(1,827)
Decrease in comprehensive income	(5,839)	(5,839)

13) Business combinations – Employee Benefits

Under both Canadian GAAP and IFRS, the funded status of a defined benefit pension plan of an acquired company is fully recognized at the acquisition date. Under Canadian GAAP, the effects of any planned amendments, terminations or curtailments are included in the measurement of the funded status of the plan at the date of acquisition. However under IFRS, the effects of any planned, but not executed, amendments, terminations, or curtailments to defined benefit pension plans and other post employment plans acquired are excluded from the measurement of the funded status of those plans at the date of acquisition. Such actions are recognized in the post business combination financial statements as a charge or credit to earnings, as the actions occur.

Impact on consolidated statement of financial position and consolidated statements of earnings and comprehensive income: As a result of the planned termination of the Gold Toe Moretz defined benefit pension plan, the initial measurement of the accrued pension benefit liability at the date of acquisition was higher under Canadian GAAP resulting in an IFRS adjustment to decrease employee benefit obligations by $7.9 million, and a decrease to goodwill of $5.0 million, net of deferred income taxes at the date of acquisition, in the third quarter of fiscal 2011.

QUARTERLY REPORT – Q3 2012 P.48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

13) Business combinations – Employee Benefits (continued)

July 3, 2011

Decrease in goodwill	$(4,997)
Decrease in employee benefit obligations	(7,932)
Increase in deferred income tax liabilities	2,935

14) Employee benefits – Actuarial gains/losses related to defined benefit plans

Under IFRS, companies are permitted an accounting policy choice of either (i) recognizing the full funded status of defined benefit plans and recording the entire amount of actuarial gains or losses in earnings immediately; (ii) recognizing a partial amount of the funded status and recording the actuarial gains or losses in earnings using the “corridor method” for the portion of actuarial gains or losses exceeding a certain minimum threshold; or (iii) recognizing the entire amount of actuarial gains or losses to other comprehensive income with no systematic periodic amortization to earnings. The Company’s accounting policy choice under Canadian GAAP for the Gold Toe Moretz defined benefit plan was to use the “corridor method” and recognize only the portion of actuarial gains or losses that exceeded a certain threshold, of which the excess amounted to nil in fiscal 2011. Canadian GAAP also permitted companies to apply different accounting policy choices when more than one defined benefit plan existed. Under IFRS, companies must apply the same accounting policy for all types of defined benefit plans. The Company has adopted an accounting policy for its defined benefit plans under IFRS to recognize the entire amount of actuarial gains or losses to other comprehensive income with no systematic periodic amortization to earnings.

Impact on consolidated statement of financial position and consolidated statements of earnings and comprehensive income: An adjustment of $15.4 million was recorded in order to reclassify the pension liability previously recorded in accounts payable and accrued liabilities under Canadian GAAP to non-current employee benefit obligations under IFRS. An adjustment was also recorded to increase the pension liability by $0.3 million as at July 3, 2011 under IFRS (resulting in a total increase to employee benefit obligations of $15.7 million), with a corresponding charge of $0.2 million, net of deferred income taxes, to other comprehensive income to reflect the funded status of the defined benefit pension plan.

July 3, 2011

Decrease in accounts payable and accrued liabilities	$(15,408)
Increase in employee benefit obligations	15,671
Decrease in deferred income tax liabilities	(97)
Decrease in equity	(166)

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Decrease in other comprehensive income	$(166)	$(166)
Decrease in comprehensive income	(166)	(166)

QUARTERLY REPORT – Q3 2012 P.49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

15) Statements of cash flows

The transition from Canadian GAAP to IFRS has not had a significant impact on the consolidated statements of cash flows except for the following:

	Three months ended			Nine months ended
	July 3, 2011			July 3, 2011
	Canadian			Canadian
	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS

Net cash flows from operating activities	$60,713	$(19,732)	$40,981	$70,870	$(19,039)	$51,831
Net cash flows from financing activities	244,875	-	244,875	237,349	(17,233)	220,116
Net cash flows used in investing
activities	(390,256)	12,583	(377,673)	(477,956)	36,240	(441,716)
Effect of exchange rate changes on
cash and cash equivalents
denominated in foreign currencies	(99)	-	(99)	288	-	288
Net decrease in cash and cash
equivalents during the period	(84,767)	(7,149)	(91,916)	(169,449)	(32)	(169,481)
Cash and cash equivalents,
beginning of period	173,760	(482)	173,278	258,442	(7,599)	250,843
Cash and cash equivalents,
end of period	$88,993	$(7,631)	$81,362	$88,993	$(7,631)	$81,362

The decrease in cash flows from operating activities for the nine months ended July 3, 2011 from Canadian GAAP to IFRS of $19.0 million is primarily due to (i) the difference in accounting between Canadian GAAP and IFRS for acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz in the amount of $7.3 million which were included in the purchase cost of the acquisition under Canadian GAAP (and therefore included in cash flows used in investing activities), whereas under IFRS, the acquisition-related costs were charged to earnings (and therefore included in cash flows from operating activities); (ii) the difference in accounting between Canadian GAAP and IFRS for the settlement in the second quarter of fiscal 2011 of the contingent consideration of $5.8 million in connection with a business combination as described in note 9) to the reconciliations from Canadian GAAP to IFRS. Under Canadian GAAP the settlement of the contingent consideration was included in cash flows from investing activities, whereas under IFRS the settlement was included in cash flows from operating activities; and (iii) the impact of the reversal of depreciation and amortization expense in the amount of $3.0 million for CanAm, which the Company no longer consolidates under IFRS and accounts for the investment using the equity method as described in note 1) to the reconciliations from Canadian GAAP to IFRS.

The decrease in cash flows from financing activities for the nine months ended July 3, 2011 from Canadian GAAP to IFRS of $17.2 million is primarily due to the reclassification of the corporate aircraft lease as described in note 2) to the reconciliations from Canadian GAAP to IFRS. Under Canadian GAAP the corporate aircraft lease was accounted for as an operating lease. As a result, the purchase and immediate sale of the corporate aircraft during the second quarter of fiscal 2011 was recorded on a net basis within investing activities. Under IFRS, the corporate aircraft lease was accounted for as a finance lease and therefore the purchase of the corporate aircraft was recorded as a repayment of other long-term debt within financing activities, and the sale of the corporate aircraft was recorded as proceeds on disposal of corporate asset within investing activities.

QUARTERLY REPORT – Q3 2012 P.50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

15) Statements of cash flows (continued)

The decrease in cash flows used in investing activities for the nine months ended July 3, 2011 from Canadian GAAP to IFRS of $36.2 million is primarily due to (i) the reclassification of the corporate aircraft lease as a finance lease as mentioned above; (ii) the difference in accounting between Canadian GAAP and IFRS for acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz as mentioned above; (iii) the difference in accounting between Canadian GAAP and IFRS for the settlement in the second quarter of fiscal 2011 of the contingent consideration of $5.8 million in connection with a business combination as mentioned above; and (iv) the reversal of purchases of property, plant and equipment in the amount $3.7 million of CanAm which, the Company no longer consolidates under IFRS and accounts for the investment using the equity method as described in note 1) to the reconciliations from Canadian GAAP to IFRS.

QUARTERLY REPORT – Q3 2012 P.51